

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

December 23, 2009

By U.S. Mail and Facsimile to: (212) 270-1604

Mr. Michael J. Cavanagh
Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

>   **Re: JPMorgan Chase & Co.**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2009**
>   **Form 10-Q for the Quarterly Period Ended September 30, 2009**
>   **File No. 001-05805**

Dear Mr. Cavanagh:

    We have reviewed your letter filed on November 6, 2009 and have the following comments.

Form 10-Q for the quarterly period ended June 30, 2009
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 15 – Loan Securitizations, page 139

1.   We note your response to comment 1 of our letter dated October 9, 2009 as it relates to the Firm's exchange of $3.5 billion of undivided seller's interest for zero coupon subordinated securities. Please respond to the following:

- Tell us whether you gave up your right to receive interest income on the seller's interest exchanged, and if so, whether any loss was recorded upon the exchange. If not loss was recorded upon the exchange, please explain, and as part of your response tell us how the guidance in ASC 835-30 (APB 21) was considered.

- Tell us the effective interest rate you are using to measure the zero coupon subordinated securities for impairment. To the extent that you are using an effective interest rate of zero, please tell us why this is appropriate.

2.   We note your response to comment 1 of our letter dated October 9, 2009 as it relates to the Firm's transfer of receivables designated as "discount receivables" to the Trust, thereby requiring collections of such discounted receivables to be applied as finance charge collections in the Trust. Please provide us with the following:

- Tell us the terms of the loans transferred to the Trust under the discount option and whether there was anything else you received in the exchange;

- Tell us how the rights to the cash flows under the "discount receivables" compare to the loan cash flows transferred to the Trust;

- Tell us how you accounted for the "discount receivables";

- Tell us whether there was any gain or loss recognized on the discount option exchange. If not, please explain why; and

- Explain, in more detail, the Firm's expectation to discontinue designating a percentage of the new receivables as discount receivables on July 1, 2010 (e.g., how was this determined, can the Firm modify this date, etc).

Closing Comments

Please respond to this comment within ten business days or tell us when you will provide us with a response. Your response letter should key your response to our comment and provide any requested information. We may have additional comments after reviewing your response.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3423 if you have questions.

Sincerely,

Amit Pande
Accounting Branch Chief